FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 25, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Agrees to Sell Ukraine Operations

November 25, 2019

MOSCOW, Russia — MTS (NYSE: MBT, MOEX: MTSS), Russia’s leading telecommunications operator and digital services provider, announces the signing of a binding agreement with Telco Solutions and Investments LLC, controlled by telecommunication company Bakcell LLC, which is a part of NEQSOL Holding international group of companies, to sell its telecommunications operations in Ukraine. Concurrently, on November 23 the MTS Board of Directors (“BoD” or “the Board”) recommended to approve a special dividend in the amount of RUB 13.25 per ordinary share (RUB 26.50 per ADR).

In accordance with the agreement, MTS’s wholly owned subsidiary Allegretto s.a.r.l. sells its 100% stake in its Dutch subsidiary Preludium B.V. (the “Company”), the sole shareholder of VF Ukraine PrJSC, for cash consideration of USD 734 m (including approximately USD 84 m earn-out), calculated by reference to an enterprise value of the Company of USD 848 m. The transfer of the Company shares is expected shortly.

In addition, the MTS Board of Directors took the following decisions at a meeting held on November 23:

•                  To call for and set December 30, 2019 as the date for an Extraordinary General Meeting of shareholders (“the EGM”);

•                  To set the record date for the Company’s shareholders entitled to participate in the EGM as December 6, 2019;

•                  To recommend that the EGM approves special dividends in the amount of RUB 13.25 per ordinary MTS share (RUB 26.50 per ADR), or in total of RUB 26.5 bn (RUB 26,478,321,820.75) based on the Company’s performance in the first nine months of 2019 and taking into consideration the deal to sell VF Ukraine PrJSC;

•                  To recommend that the EGM set the record date for shareholders entitled to receive special dividends for January 10, 2020;

•                  To approve the agenda for the EGM, as well as procedures surrounding the preparation and organization of the EGM.

MTS President & CEO Alexey Kornya commented: “This deal is in line with our revamped strategy to build innovative digital services on top of a strong telecoms foundation. As our core market, Russia accounts for over 90% of Group revenue. Given the small share of our Ukrainian operations in our overall business, we reaffirm our commitment to fulfilling our updated dividend policy and continuing to generate attractive returns for our shareholders.”

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: November 25, 2019